SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

MANAGEMENT REPORT 2017

MANAGEMENT REPORT

 BRASKEM 2017

The Management of Braskem S.A. (“Braskem”) hereby submit to you the Management Report and corresponding Financial Statements, accompanied by the reports of the Independent Auditors and Audit Board, for the fiscal year ended December 31, 2017.

1.           Message from the Management

Despite the challenging scenario in 2017, with the postponement of publication of the financial statements for 2016 and for the first quarter of 2017 and with the risk of Braskem’s credit rating being downgraded due to the downgrade in Brazil’s sovereign debt rating, the Company demonstrated the resilience of its financial results by reporting record-high EBITDA. The achievement of this new record was due to the Company’s strategy, which is based on its international footprint, diversified feedstock profile, continued gains in operating efficiency and competitiveness, the enhancement of its governance and compliance standards and the integration of the industrial units in Brazil, Mexico, the United States and Germany along with its offices located worldwide.

Brazil:

In 2017, economic activity recovered gradually, with several straight quarters of GDP growth. On the supply side, the highlight was the positive growth in industrial activity, especially in the manufacturing and services sectors. On the demand side, the recovery in consumer spending continued to benefit from the growth in household purchasing power, supported by lower inflation, given the more favorable conditions in labor and credit markets.

In this scenario, Brazil’s resins market amounted to 5,065 kton in 2017, growing 4% compared to 2016. Braskem, accompanying the market’s growth, posted total sales volume of 3,486 kton in the year and increased its market share in PE, PP and PVC to 69%.

Driven by stronger demand for resins in the Brazilian market, resin exports decreased 11% from 2016. Exports to South American countries remained strong, since these are priority markets for the Company.

The average international spread for the thermoplastic resins produced by Braskem in Brazil was US$654/ton, down 3% from the average spread a year earlier, though still at healthy levels considering the supply-demand balance for these resins in the international market.

From a strategic standpoint, the year was marked by the conclusion of the project to increase feedstock flexibility to enable ethane feedstock to be used for up to 15% of ethylene production at the cracker in the state of Bahia. Ethane imports arrived at Braskem’s furnaces in late November, marking the Company’s first flex operation at its unit in Camaçari, Bahia.

Therefore, Braskem’s focus for its units in Brazil in 2017 remained on operating and commercial efficiency gains, on serving the Brazilian market while exporting any volumes not sold in the domestic market, mainly to Mercosul, and on concluding the investments to diversify the feedstock profile of the cracker in Bahia. As a result, EBITDA in the year from the units in Brazil, including exports, came to R$8,675 million.

United States and Europe:

In the year, the U.S. Gulf Coast (USGC) price reference for propylene averaged US$986/ton, up 30% on the prior year, given the lower supply of propylene in the market and the impact on the region from Hurricane Harvey.

In this scenario, the PP spread in the United States was US$585/ton, down 17% from 2016, given the higher price of propylene due to growing exports and low inventories of the product.

On the strategic front, Braskem started up its new Ultra-High Molecular Weight Polyethylene (UHMWPE) UTEC® in La Porte, Texas, which will enable it to better serve its local clients in North America, as well as its client in Europe through exports.

MANAGEMENT REPORT 2017

Another highlight was the approval by the Board of Directors of the project to build a new polypropylene (PP) plant in La Porte, Texas. With investment of up to US$675 million approved, the project will add 450 kta to Braskem’s PP production portfolio, which is aligned with the Company’s strategy to diversify its feedstock profile and expand geographically in the Americas, while reinforcing its leadership position in PP production in the United States.

In 2017, operations in the United States and Europe delivered significant results, with EBITDA of US$647 million (R$2,064 million), down 7% from the prior year. The result was achieved mainly through the Company's strategy to ensure its operating and commercial efficiency, which enabled the units to operate at a capacity utilization rate of 97%, while taking advantage of market opportunities created by the strong PP demand in these markets.

Mexico:

In the year, the Mexico unit recorded EBITDA of US$623 million, with the PE plants operating at an average capacity utilization rate of 88%, following the conclusion of the complex’s ramp-up phase.

In the year, the Company’s Mexico unit focused on (i) stabilizing production at the petrochemical complex; (ii) increasing sales to the Mexican market, while consolidating relations with local clients; and (iii) exporting while leveraging synergies with Braskem’s operations in other regions.

Braskem - Consolidated:

In 2017, Braskem posted EBITDA in Brazilian real and U.S. dollar of R$12,334 million and US$3,872 million, representing growth of 7% and 17%, respectively, on the prior year. EBITDA growth was driven mainly by (i) higher sales volume in Mexico, due to the conclusion of the complex’s ramp-up process; (ii) higher international spreads for chemicals, PP in Europe and PE in Mexico; (iii) growth in production capacity and sales volume at the units in the United States and Europe; (iv) higher sales volume in the Brazilian market; and (v) capital gain of US$88 million from the quantiQ divestment.

In the year, attesting to its global footprint, 47% of Braskem’s consolidated net revenue (ex-resales of naphtha and condensate) came from international markets, given its exports from Brazil and its operations in the United States, Germany and Mexico.

In 2017, Braskem’s consolidated net income amounted to R$4,133 million, while net income attributable to shareholders came to R$4,083 million, corresponding to earnings of R$5.12 per common share and per class “A" preferred share and enabling the distribution in advance of R$1 billion in dividends during fiscal year 2017, representing 24.5% of net income attributable to shareholders in the year.

In 2017, the Company’s free cash flow came to R$2,460 million and, in line with its commitment to financial health, corporate leverage measured as the ratio of Net Debt to EBITDA in U.S. dollar ended the year at 1.91x. In this scenario, Standard & Poor's reaffirmed Braskem’s investment grade rating of BBB-, with a negative outlook, given the downgrade in Brazil’s sovereign rating in January 2018. As such, the Company maintained investment grade ratings at Standard & Poor's (BBB-) and Fitch Ratings (BBB-) and a rating above Brazil’s sovereign risk at Moody’s.

In keeping with its commitment to acting ethically, with integrity and transparency, the Company launched, in 2016, a comprehensive Compliance Program comprising various initiatives to improve its Compliance system. In 2017, total of 81 initiatives under the Compliance Program were concluded, including:

▪	increasing the number of Compliance professionals working in the Internal Controls, Risk Management, Compliance and Internal Audit departments, which included hiring new Chief Compliance Officers in the United States, Mexico and Europe;
▪	implementing Global Compliance Training and Communication Plans for team members, including training programs on the Code of Conduct, Anticorruption and Fair Competition;
▪	drafting and publishing the Directives on: (i) Global Procurement, (ii) Donations & Sponsorships, (iii) Relations with Government Officials, (iv) Internal Controls, (v) Global Sales, (vi) Attracting & Identifying People and (vii) Disciplinary Measures; and

MANAGEMENT REPORT 2017

▪	outsourcing and professionalizing the whistleblowing channel known as the Ethics Line.

Braskem's commitment to sustainable development also supported important internal achievements and external recognition in 2017. For the first time, Braskem was named this an "A List" company in the CDP’s Water ranking, which recognizes the best publicly traded corporations in managing the use of water resources. It also was the only company Latin America to attain the highest possible score in the CDP Water ranking. The Company also confirmed its inclusion in the 13th portfolio of the Corporate Sustainability Index (ISE) of the São Paulo Stock Exchange (B3).

Acknowledgements:

Management once again takes this opportunity to thank its Clients for the trust they place in Braskem, since this partnership motivates us to always follow a path of excellence, and to thank our Team Members, Partnership and Suppliers for their dedication and competence, which are critical to ensuring our accomplishments and results. We also thank our Shareholders for their support in ensuring the feasibility of our strategic projects, which are fundamental to strengthening the Company.

2.   Outlook

In January 2018, the International Monetary Fund (IMF) revised upwards its forecast for world GDP growth in 2018 by 0.2 p.p. in relation to its last forecast in October 2017. The current expectation is for the global economy to grow by 3.9% in 2018. The revision reflects (i) the stronger momentum in global growth; (ii) the recent growth in world trade; and (iii) the expected impact from the recently approved U.S. tax policy changes.

According to the Brazilian Central Bank’s “Focus” report, the country’s GDP is expected to grow 2.7% in 2018. The positive result is based on higher levels of household consumption and investments. In the medium and long terms, the main risks to the performance of the Brazilian economy are associated with political uncertainties, which hinder the implementation of structural reforms.

With regard to the dynamics of the oil market, factors supporting the recent upturn in oil prices include the more robust world economy, weather events in the United States, the extension of the agreement to cut oil production by OPEC member nations and other large producers, led by Russia, and geopolitical tensions in the Middle East, while the Brent crude oil price reached up to US$70 per barrel in mid-January. According to the International Energy Agency (IEA), this price level is not expected to last, given the growing supply of shale oil from the United States, which renders less effective the efforts of global producers to limit production and reduce international inventories. In this scenario, in mid-February, the Brent crude oil price decline, to US$63.33/barrel.

In the petrochemical industry, the scenario remains positive with healthy spreads expected for the coming years:

▪	Chemicals: the chemicals spread in the international market is expected to remain at healthy levels, albeit below the level in 2017, when prices peaked due to one-off problems with product shortages, especially of butadiene and benzene.
▪	Polyethylene (PE): PE spreads are expected to remain at healthy levels in the international market, though still below the level in 2017, given the new polyethylene capacities coming online in the United States over the course of 2018. Spreads should begin to recover in 2019, given the lack of a second investment phase in the region and the resin’s capacity utilization rate in the global market remaining at high levels.
▪	Polypropylene (PP): spreads in the international market are expected to remain at healthy levels due to the resin’s supply-demand balance in the global market. In the U.S. market, however, the expectation is for even wider PP spreads compared to last year, given the higher supply of propylene feedstock in the region following the startup of another propane dehydrogenator and no new PP capacities expected to come online in 2018.

MANAGEMENT REPORT 2017

▪	PVC: the scenario remains positive, with the expectation of spreads widening in the coming years compared to 2017, since demand exceeds the new capacities added each year, leading to higher global utilization rates.

Additionally, the global petrochemical market could be affected by the growth in initiatives promoting ethical consumerism and by the change in the Chinese law, impacting waste imports from other countries to produce resins.

In this scenario, the Company’s strategy remains focused on: (i) pursuing higher productivity and competitiveness in its current operations, with a focus on operating efficiency and cost leadership; (ii) diversifying the feedstock profile by increasing the share of gas and maintaining assets flexibility; (iii) expanding the global footprint; and (iv) strengthening Braskem's image and reputation towards Team Members, Clients, Suppliers, Society and Investors, through advances in compliance, sustainability, innovation and people management.

3.           Performance

▪ BRAZIL

Braskem’s results in Brazil1 are formed by the following segments: Chemicals, Polyolefins & Vinyls.

BRAZIL	2017
Financial Overview (R$ million)
Net Revenue	38,698
COGS	(29,357)
Gross Profit	9,341
Gross Margin	92%
SG&A	(2,229)
Other Operating Income (Expenses)	(423)
Investment in Subsidiary and Associated Companies	40
EBITDA	8,675
EBITDA Margin	22%
Net Revenue (US$ million)	12,123
EBITDA (US$ million)	2,719

In 2017, the crackers in Brazil operated at an average capacity utilization rate of 94%, advancing 2 p.p. on 2016, reflecting the good operating performance and supporting record-high production volumes of ethylene, butadiene and gasoline.

In the same period, the spread of the key chemicals produced by Braskem2 stood at US$411/ton, up 28% from 2016, due to price increases for chemicals, especially butadiene and benzene, in the first quarter of 2017.

Resin demand in the Brazilian market amounted to 5.1 million tons, growing 4% from 2016, driven by stronger economic activity, especially in the packaging, automotive, agriculture, retail and electronics

1 Braskem’s result in Brazil corresponds to the sum of the results from the Chemicals, Polyolefins and Vinyls units less eliminations from the revenues and costs with transfers of products among these segments. In 2Q17, EBITDA from Brazil includes the capital gain from the divestment of quantiQ, of R$277 million, which is not allocated to any operating segment.

2 Difference between the prices of key chemicals (15% ethylene, 10% propylene, 35% BTX, 10% butadiene, 5% cumene and 25% fuels, based on the capacity mix of Braskem’s industrial units in Brazil) and the price of naphtha – Source: HIS.

MANAGEMENT REPORT 2017

industries. Braskem’s sales volume in the Brazilian market came to 3.5 million tons, growing 4% from 2016. Braskem’s market share stood at 69% in 2017. The highlight was the sales of PE in Brazil, which grew 5% to set a new record.

Resin exports amounted to 1.5 million tons, down 11% from 2016, reflecting the strategy to meet the stronger demand in the Brazilian market.

In the year, the average international spread for the resins3 produced by Braskem in Brazil was US$654/ton, down 3% from 2016 but still at a healthy level, since resin prices accompanied, though not simultaneously, the increase in the naphtha price.

Accordingly, in 2017, the units in Brazil posted EBITDA of R$8,675 million to account for 68% of the Company’s consolidated EBITDA from all segments.

CHEMICALS

The Basic Petrochemicals Segment changed its name to the Chemicals Segment, seeking to adopt nomenclature more closely aligned with the segment’s markets.

The Chemicals segment is formed by and operates four petrochemical complexes (Camaçari, Triunfo, São Paulo and Rio de Janeiro) producing olefins, aromatics and utilities. These units have total annual ethylene production capacity of 3,952 kton, of which approximately 78% is naphtha-based, 16% is gas-based and the remainder is ethanol-based. Of the total ethylene produced by the Chemicals Unit, approximately 80% is transferred for use by Braskem’s Polyolefins and Vinyls units. Total annual propylene production capacity is 1,585 kton, of which approximately 65% on average is transferred for use by the Company’s Polyolefins segment.

In 2017, ethylene, propylene, cumene, gasoline, benzene, toluene and paraxylene accounted for approximately 80% of net revenue in the Chemicals segment, for which reason they are considered key chemical products.

3 Difference between the price of resins based on the capacity mix of Braskem’s industrial units in Brazil and the price of naphtha – Source: IHS.

MANAGEMENT REPORT 2017

CHEMICALS	2017	2016	Chg.
	(A)	(B)	(A)/(B)
Operating Overview (ton)
Production
Ethylene	3,518,658	3,459,861	2%
Utilization Rate	94%	92%	2 p.p.
Propylene	1,445,887	1,400,466	3%
Cumene	198,202	193,936	2%
Butadiene	430,032	411,688	4%
Gasolina	1,008,579	984,189	2%
BTX*	977,184	1,000,489	-2%
Others	1,077,453	1,033,848	4%
Total	8,655,996	8,484,476	2%
Sales - Brazilian Market (Main Chemicals)
Ethylene	523,639	511,865	2%
Propylene	360,394	291,311	24%
Cumene	199,792	194,472	3%
Butadiene	183,849	198,451	-7%
Gasolina	925,867	745,087	24%
BTX*	644,589	676,958	-5%
Total	2,838,130	2,618,144	8%
Exports (Main Chemicals)
Ethylene	100,927	64,193	57%
Propylene	43,127	79,312	-46%
Gasolina	78,030	194,222	-60%
Butadiene	241,019	213,666	13%
BTX*	361,476	347,498	4%
Total	824,579	898,893	-8%
Financial Overview (R$ million)
Net Revenue	25,179	25,063	0%
COGS	(20,530)	(20,248)	1%
Gross Profit	4,649	4,814	-3%
Gross Margin	18%	19%	0 p.p.
SG&A	(773)	(680)	14%
Other Operating Income (Expenses)	(197)	(410)	-52%
EBITDA	4,809	4,910	-2%
EBITDA Margin	19%	20%	1 p.p.
Net Revenue (US$ million)	7,891	7,242	9%
EBITDA (US$ million)	1,510	1,415	7%
BTX* - Benzene, Toluene and Paraxylene

MANAGEMENT REPORT 2017

POLYOLEFINS

The Polyolefins segment is formed by 18 industrial plants in Brazil producing polyethylene (PE) and polypropylene (PP), which includes the production of Braskem’s Green PE from renewable feedstock. The industrial operations consist of the PE and PP plants located in the petrochemical complexes of Triunfo, Camaçari, São Paulo, Paulínia and Rio de Janeiro, which have combined annual production capacity of 3,055 kton of PE, with 200 kton of Green PE and 1,850 kton of PP. In 1Q17, the UTEC business, which previously was part of the Polyolefins segment, became part of the United States and Europe segment.

POLYOLEFINS	2017	2016	Chg.
	(A)	(B)	(A)/(B)
Operating Overview (ton)
Production
PE	2,719,245	2,708,466	0%
Utilization Rate	90%	89%	1 p.p.
PP	1,711,741	1,592,474	7%
Utilization Rate	93%	86%	7 p.p.
Total	4,430,986	4,300,940	3%
Sales - Brazilian Market
PE	1,795,446	1,705,462	5%
PP	1,164,947	1,105,675	5%
Market Share	73%	73%	0 p.p.
Total	2,960,393	2,811,137	5%
Exports
PE	916,115	1,024,233	-11%
PP	522,210	566,255	-8%
Total	1,438,325	1,590,488	-10%
Financial Overview (R$ million)
Net Revenue	19,650	20,307	-3%
COGS	(15,572)	(15,981)	-3%
Gross Profit	4,079	4,326	-6%
Gross Margin	21%	21%	-1 p.p.
SG&A	(1,322)	(1,285)	3%
Other Operating Income (Expenses)	(178)	(199)	-11%
EBITDA	3,001	3,291	-9%
EBITDA Margin	15%	16%	-1 p.p.
Net Revenue (US$ million)	6,157	5,850	5%
EBITDA (US$ million)	943	935	1%

MANAGEMENT REPORT 2017

VINYLS

The Vinyls segment is formed by the industrial and commercial operations of the PVC, Chlorine and Caustic Soda units, as well as other products such as hydrogen and sodium hypochlorite. The industrial operations include three PVC plants located in the petrochemical complexes in Camaçari and Alagoas and the two chlor-alkali plants located in the same two petrochemical complexes. The Company’s production capacity is 710 kta of PVC and 539 kta of caustic soda.

VINYLS	2017	2016	Chg.
	(A)	(B)	(A)/(B)
Operating Overview (ton)
Production
PVC	611,217	594,039	3%
Utilization Rate	86%	84%	2 p.p.
Caustic Soda	408,981	440,907	-7%
Total	1,020,198	1,034,945	-1%
Sales - Brazilian Market
PVC	525,683	528,314	0%
Market Share	52%	52%	0 p.p.
Caustic Soda	402,001	436,607	-8%
Total	927,684	964,921	-4%
Exports
PVC	82,008	116,919	-30%
Financial Overview (R$ million)
Net Revenue	3,067	3,016	2%
COGS	(2,606)	(2,815)	-7%
Gross Profit	461	201	129%
Gross Margin	15%	7%	8 p.p.
SG&A	(163)	(237)	-31%
Other Operating Income (Expenses)	(163)	(72)	127%
EBITDA	454	241	88%
EBITDA Margin	15%	8%	7 p.p.
Net Revenue (US$ million)	962	870	11%
EBITDA (US$ million)	143	69	108%

MANAGEMENT REPORT 2017

▪ UNITED STATES AND EUROPE

The segment’s results are formed by six industrial units in the United States and two in Europe, with aggregate production capacity of 2,195 kta, with 1,570 kta in the United States and 625 kta in Europe.

USA AND EUROPE	2017	2016	Chg.
	(A)	(B)	(A)/(B)
Operating Overview (ton)
Production
PP USA	1,521,894	1,413,607	8%
Utilization Rate	97%	96%	1 p.p.
PP EUR	591,417	593,571	0%
Utilization Rate	98%	107%	-9 p.p.
Total	2,113,310	2,007,179	5%
Utilization Rate	97%	100%	-3 p.p.
Sales
PP USA	1,525,529	1,411,816	8%
PP EUR	591,001	596,657	-1%
Total	2,116,529	2,008,473	5%
Financial Overview (US$ million)
Net Revenue	3,087	2,548	21%
COGS	(2,324)	(1,750)	33%
Gross Profit	763	798	-4%
Gross Margin	25%	31%	-6 p.p.
SG&A	(183)	(145)	26%
Other Operating Income (Expenses)	(7)	(21)	-68%
EBITDA	647	698	-7%
EBITDA Margin	21%	27%	-6 p.p.
Net Revenue (R$ million)	9,854	8,896	11%
EBITDA (R$ million)	2,063	2,474	-17%

In 2017, the average capacity utilization rate was 97%, down 3 p.p. from 2016, reflecting the revision of production capacity made in 2017. Considering the same nominal capacity for both years, the capacity utilization rate in 2017 was 5 p.p. higher than in 2016. In the year, production in the United States and Europe grew 5% to set a new record.

Compared to 2016, sales advanced 5% to set a new record, which is basically explained by the capacity expansion projects at the plants in the United States (late 2016) and Germany (early 2017) and by the firm PP demand in these regions.

The PP spread in the United States4 was US$585/ton, down 17% from 2016, reflecting the higher propylene price given the product’s lower inventories. In Europe5, the spread stood at US$505/ton, up 6%, due to the strong demand for PP in the region.

In 2017, EBITDA amounted to US$647 million (R$2,063 million), representing 16% of the Company’s consolidated segments.

4 Difference between the U.S. polypropylene price and the U.S. propylene price.

5 Difference between the Europe polypropylene price and the Europe propylene price.

MANAGEMENT REPORT 2017

Aligned with the strategy to diversify the feedstock profile and expand its global footprint, construction of the new PP plant in the United States reached 9% completion at the end of 2017, with investment of US$172 million already disbursed.

▪ MEXICO

The segment comprises an ethane-based cracker, two high-density polyethylene (HDPE) plants and one low-density polyethylene (LDPE) plant with combined PE production capacity of 1,050 kta. This unit includes the results of Braskem Idesa SAPI and of the other subsidiaries of Braskem S.A. in Mexico.

MEXICO	2017	2016	Chg.
	(A)	(B)	(A)/(B)
Operating Overview (ton)
Production
PE	923,540	443,180	108%
Utilization Rate	88%	42%	46 p.p.
Sales
Mexican Market	551,264	201,066	174%
Exports	418,067	231,378	81%
Total	969,330	432,444	124%
Financial Overview (US$ million)
Net Revenue	1,128	474	138%
COGS	(657)	(344)	91%
Gross Profit	472	131	261%
Gross Margin	42%	28%	14 p.p.
SG&A	(90)	(68)	31%
Other Operating Income (Expenses)	9	0	11948%
EBITDA	623	163	282%
EBITDA Margin	55%	34%	21 p.p.
Net Revenue (R$ million)	3,601	1,587	127%
EBITDA (R$ million)	1,987	530	275%

In 2017, the capacity utilization rate was 88%, up 46 p.p. from 2016, a period when the plants were still in the ramp-up phase.

In 2017, given the product’s higher supply, total PE sales volume grew 124% compared to 2016. Braskem Idesa expanded its market share in Mexico, supported by sales growth of 174% compared to 2016. Exports grew 81%, with a higher share of sales to more profitable markets, such as Europe and the United States, due to the expansion of the product portfolio and greater coordination with the sales teams in the United States and Europe. The PE spread in Mexico6 stood at US$1,001/ton, up 3% from 2016.

In the year, EBITDA was US$623 million (R$1,987 million), or 16% of the Company’s consolidated EBITDA.

▪  CONSOLIDATED7 (ECONOMIC AND FINANCIAL)

6 Difference between the U.S. polyethylene price and the U.S. ethane price.

7 The consolidated figures are formed by the results from the Brazil, United States & Europe and Mexico segments adjusted by eliminations and reclassifications. Braskem’s consolidated result corresponds to the sum of the results in Brazil, United States & Europe and Mexico, less eliminations from the revenues and costs from the transfers of products among these regions. EBITDA for 2Q17 includes the capital gain from the divestment of quantiQ, in the amount of R$277 million, which is not registered in any operating segment.

MANAGEMENT REPORT 2017

Financial Overview (R$ million)	Net	COGS	Gross Profit	SG&A	Minority	Other Revenues	Operating	EBITDA
CONSOLIDATED 2017	Revenue				Interest	and Expenses	Profit
Brazil	38,698	(29,357)	9,341	(2,229)	40	(423)	6,729	8,675
U.S. and Europe	9,854	(7,419)	2,435	(583)	-	(21)	1,831	2,064
Mexico	3,601	(2,097)	1,503	(283)	-	28	1,248	1,987
Other Segments	81	(33)	48	(15)	-	(68)	(35)	56
Eliminations and Reclassifications	(2,974)	2,506	(468)	49	-	6	(414)	(447)
Braskem Total	49,261	(36,401)	12,860	(3,061)	40	(480)	9,359	12,334

Net Revenue

In 2017, net revenue amounted to US$15.4 billion, advancing 12% on 2016, which is explained by (i) the sales volume of the Mexico complex; (ii) the recovery in local demand; (iii) higher prices for resins and chemicals in the international market; and (iv) the capacity expansion projects at plants in the United States and Germany. In Brazilian real, net revenue came to R$49.3 billion, advancing 3% on the prior year.

Cost of Goods Sold (COGS)

In 2017, COGS amounted to US$11,404 million, increasing 14% from 2016, explained by the sales volume growth, especially in Mexico due to reaching full ramp-up and by the higher feedstock prices in the international market. In Brazilian real, COGS came to R$36,401 million, up 4% from 2016.

SG&A Expenses

In the year, selling expenses were R$3,061 million, up 7% from 2016, due to the higher selling expenses in Mexico, and expenses with audits.

Other Income/Expenses, Net (OIE)

In 2017, other expenses decreased by R$3.4 billion compared to 2016, mainly due to the financial penalty under the global settlement executed in 2016 and provisioned for in 4Q16. Excluding the capital gain from the divestment of quantiQ, in the amount of R$277 million, the Company recorded an expense of R$756 million under Other Income (Expenses), Net, which mainly includes:

▪  employee profit sharing (R$400 million);

▪  provision for impairment losses from fixed and intangible assets (R$77 million);

MANAGEMENT REPORT 2017

▪  write-off of fixed and intangible assets due to discontinuity, including investment projects and ongoing maintenance shutdowns (R$129 million); and

▪  provision for legal and labor claims (R$120 million).

EBITDA8

In 2017, consolidated EBITDA was a record-high US$3,872 million, 17% higher than in 2016, with positive impacts from: (i) higher sales volume in Mexico, due to the conclusion of the complex’s ramp-up process; (ii) higher international spreads for chemicals, PP in Europe and PE in Mexico; (iii) expansion in production capacity and higher sales volume at the units in the United States and Europe, with record-high PP production in the United States; (iv) sales volume growth in the Brazilian market with record production of key chemicals, PE and PP; and (v) capital gain of US$88 million from the quantiQ divestment. In Brazilian real, EBITDA amounted to a record-high R$12,334 million, advancing 7% from 2016, influenced by the Brazilian real appreciation in the comparison period.

Net Financial Result9

In the year, the net financial result was an expense of R$3,131 million, down R$1,084 million from 2016. Excluding the effects from exchange variation, the net financial result in 2017 was an expense of R$2,194 million, stable compared to the expense in the prior year. Excluding the impact of R$471 million on “Other Expenses” from the early settlement of derivative operations, financial expenses were in line with those recorded in 2016.

•         Financial income decreased by 11%, influenced by the reduction in Brazil’s interest rates.

•         Net exchange variation was affected by the depreciation in the Brazilian real in the period and by the transition of hedge accounting of exports, in the amount of R$1,023 million.

8 EBITDA is defined as the net result in the period plus taxes on profit (income tax and social contribution), the financial result and depreciation, amortization and depletion. The Company opts to present adjusted EBITDA, which excludes or adds other items from the statement of operations that help improve the information on its potential gross cash generation.

9 Excludes the financial result of Braskem Idesa SAPI.

MANAGEMENT REPORT 2017

Financial Result (R$ million)	2017	2016	Chg.
EX-BRASKEM IDESA	(A)	(B)	(A)/(B)
Financial Expenses	(3,045)	(3,051)	0%
Interest Expenses	(1,624)	(1,974)	-18%
Others	(1,421)	(1,077)	32%
Financial Revenue	850	951	-11%
Interest	747	897	-17%
Others	104	54	92%
Net Foreign Exchange Variation	(937)	(2,115)	-56%
Foreign Exchange Variation (Expense)	(1,129)	(911)	24%
Foreign Exchange Variation (Revenue)	192	(1,204)	-
Net Financial Result	(3,131)	(4,215)	-26%
  Currency Hedging Program

Braskem holds net exposure to the U.S. dollar (i.e., more USD-pegged liabilities than USD-pegged assets). At the end of 2017, this net exposure was formed: (i) in the operations, by 56% of suppliers, which was offset by 66% of accounts receivable; and (ii) in the capital structure, increased exposure of net debt to the U.S. dollar. Since its operating cash flow is heavily linked to the dollar, maintaining this level of net exposure to the dollar in liabilities acts as a natural hedge. Virtually 100% of its revenue is pegged to the variation in the U.S. dollar and approximately 80% of its costs also is pegged to this currency.

Therefore, in September 2016, Braskem launched a recurring currency hedge program to mitigate the exposure of its cash flows to liabilities denominated in Brazilian real and not pegged to the U.S. dollar (e.g., electricity, payroll, etc.).

With the sole purpose of protecting its cash flow, the program adopts two strategies using derivative instruments: (i) purchase of put options (“puts”) and (ii) purchase of put options associated with the sale of call options (“Collars”).

Both alternatives protect Braskem in the event of appreciation in the local currency, with the difference being that the collar strategy can also result in losses for the Company if the USD/BRL exchange rate surpasses the strike price of the call options. With collars, however, the payment of the net premium for obtaining the puts is lower, since the Company receives a premium from the sale of the call options. Lastly, note that any losses from the collar strategy always are offset by gains in competitiveness from the reduction in costs denominated in BRL when translated into USD.

As of December 31, 2017, Braskem held put options in the amount of U$1.4 billion, with an average strike price of 2.96 R$/US$. Braskem also held a total notional value of short options in call option contracts in the amount of U$926 million, with an average strike price of R$4.32. The operations have a maximum term of 18 months.

Net Income/Loss

Net Profit (R$ million)	2017	2016	Chg.
CONSOLIDATED	(A)	(B)	(A)/(B)
Net Profit (Loss)	4,133	(729)	-
Company's shareholders	4,083	(411)	-
Non-controlling interest in Braskem Idesa	50	(318)	-
Net Profit (Loss) per share
Common Shares	5.12	(0.56)	-
Class 'A' Preferred Shares	5.12	(0.56)	-
Class 'B' Preferred Shares	0.61	-	-

MANAGEMENT REPORT 2017

Dividends

In November 2017, the Board of Directors approved the advance payment of dividends for fiscal year 2017 in the amount of R$1 billion, representing 24.5% of the net income attributable to shareholders in the year, in the approximate gross amount of R$1.26 per common or class “A” preferred share and R$0.61 per class “B" preferred share. Payment was made in December 2017.

MANAGEMENT REPORT 2017

Liquidity and Capital Resources

As of December 31, 2017, Braskem’s corporate net debt was US$6,031 million, down 2% from the end of 2016, driven by the reduction of 9% in the Company’s consolidated gross debt10, which offset the lower balance of cash and investments11. Financial leverage measured by the ratio of Net Debt12 to EBITDA in U.S. dollar ended the quarter at 1.91, down 2% from 2016. In Brazilian real, the leverage ratio stood at 1.99.

Debt	dez-17		dez-16		Chg.
US$ million	(A)		(B)		(A)/(B)
Consolidated Gross Debt	10,087		10,623		-5%
in R$	463	5%	1,582	15%	-71%
in US$	9,623	95%	9,041	85%	6%
(-) Debt - Braskem Idesa	2,930		3,110		-6%
in US$	2,930	100%	3,110	100%	-6%
(+) Leniency Agreement	492		875		-44%
in R$	427	87%	623	71%	-31%
in US$	66	13%	253	29%	-74%
(=) Gross Debt (Ex-Braskem Idesa)	7,649		8,389		-9%
in R$	890	12%	2,204	26%	-60%
in US$	6,759	88%	6,184	74%	9%
(-) Cash and Cash Equivalents (Ex-Braskem Idesa	1,618		2,250		-28%
in R$	1,132	70%	1,204	54%	-6%
in US$	486	30%	1,046	46%	-54%
(=) Net Debt (Ex-Braskem Idesa)	6,031		6,139		-2%
in R$	(242)	-4%	1,000	16%	-124%
in US$	6,273	104%	5,139	84%	22%
EBITDA (LTM)	3,153		3,155		0%
Net Debt/EBITDA	1.91x		1.95x		-2%

On December 31, 2017, the average debt term was 16 years, and considering only dollar-denominated debt, the average debt term was 17 years. The weighted average cost of the Company’s debt corresponded to exchange variation + 5.58%.

Braskem’s liquidity position of US$1,618 million is sufficient to cover the payment of all obligations maturing over the next 40 months.

10 Excludes the balance of the project finance of Braskem Idesa in the amount of US$2.9 billion. Includes the balance due under the leniency agreement.

11 This balance excludes (i) US$133 million in financial investments given as guarantee to cover Braskem’s obligation related to the constitution of a reserve account for the project finance of the subsidiary Braskem Idesa, and (ii) the cash balance at Braskem Idesa of US$80 million.

12 Also includes the balance due under the leniency agreement. In December 2016, through a Global Settlement with authorities in Brazil and abroad, the Company undertook to pay approximately US$957 million, equivalent to approximately R$3.1 billion.

MANAGEMENT REPORT 2017

Bond Issue:

In October, the Company raised US$1.75 billion through a bond issue in the international market, of which US$500 million is due in five years and US$1.25 billion in ten years. The issue, for which demand exceeded the offer by 8.2 times, represents the largest funding transaction and with the lowest cost ever in the Company’s history.

The proceeds from the issue will be used mainly to repay other shorter-term, higher-cost liabilities. Consistent with its global debt strategy, the Company concentrates 80% of its consolidated gross debt (ex-Braskem Idesa) in the capital markets.

Risk-rating agencies:

In 2017, Braskem maintained investment grade ratings at Standard & Poor's (BBB-) and Fitch Ratings (BBB‑) and credit ratings above Brazil’s sovereign risk at the three main rating agencies (S&P, Fitch and Moody’s).

4.           Innovation & Technology

Consistent with its commitment to foster continuous development in the petrochemical industry and plastics chain, Braskem maintains an Innovation Department with 296 dedicated team members. The department has 2 Innovation & Technology Centers, with 1 in Triunfo, Rio Grande do Sul, Brazil and 1 in Pittsburgh, Pennsylvania, United States; 1 Renewable Chemicals Research Center in Campinas, São Paulo; 1 Center for the Development of Process Technologies in Mauá, São Paulo; 2 Technical Centers in Wesseling, Germany and Coatzacoalcos, Mexico; and 7 pilot plants. In December 2017, its portfolio was formed by 355 projects to develop new products and processes with aggregate net present value expected at US$3,106 million.

A relevant portion of the pipeline’s value is represented by long-term projects of higher technological complexity, which are divided into programs that address topics related to the development of new technologies, the creation of new product families and expansion into new markets.

The importance of Braskem’s innovation program and its pipeline is demonstrated by the results of new product launches by, for instance, the Polyolefins teams in all regions, where 12.6% of sales come from products launched in the last three years. In 2017, 15 new resin grades were added to the portfolio, which included:

MANAGEMENT REPORT 2017

•	HDPE for carbonated beverage caps: high-density polyethylene developed for producing caps for carbonated beverages, such as sodas and sparkling water, approved for use by major market brands and cap producers, which are Braskem’s clients in the segment.
•	HDPE for mineral water caps: featuring excellent organoleptic properties that prevent interference with the water’s taste and odor, a new resin for mineral water caps was launched and approved by major Brazilian brands.
•	EVA for footwear soles: resin developed to control shrinkage that features superior softness for the footwear industry, properties that make the final product lighter and more comfortable.
•	EVA for sandals: Resin developed for block-heeled sandal applications with good abrasion and grip and excellent softness, for superior performance and comfort.
•	PP for bi-oriented packaging: seeking higher productivity with lower variation in the width of the BOPP film, this grade was launched for use in flexible packaging. The new product already is being used by major Brazilian companies.

Some of the most notable achievements in the field of Innovation & Technology in the year are described below:

a)	Filing of 29 new patent applications and 83 requests for extensions. The Company currently has 501 active filings, 199 of which with patents granted.
b)	Continuation of the Scientific Consulting Group formed by five external members with five distinct specializations (materials science, macromolecular chemistry, polymer catalysis, process and thermodynamics, and renewable chemicals), with meetings held in 2017 to collaborate on Braskem’s Innovation & Technology programs, assess efforts, give scientific opinions and present global technological trends to support strategies.

c)	With regard to the assets dedicated to research and development, the highlights were:
(i)

Investment of over R$10 million in the Technology and Innovation Center in Triunfo, Rio Grande do Sul, which was allocated to the Polymer and Catalysis laboratories and to the Pilot Plants, especially in the renewal of equipment, which accounted for over 70% of investments.

(ii)

Investment of over R$4 million in the Petrochemical Technologies Development Laboratory (LDTP) located at the petrochemical complex in Mauá, São Paulo, to acquire equipment, such as the continuous distillation system, which will strengthen the development of technologies used in production processes for resins, chemicals and specialties.

d)	Braskem entered into a technical cooperation agreement with the Danish company Haldor Topsoe to develop a pioneering route for the production of monoethylene glycol (MEG) from sugar. The project will focus on the conversion of sugar into MEG at a single industrial unit, aiming to reduce the initial investment in production and to boost the competitiveness of the process. The agreement involves the construction of a demonstration plant in Denmark, with operation slated to begin in 2019.

e)	The Innovation & Technology center in Brazil provided support to 440 clients with 23,000 analyses. Meanwhile, the Innovation & Technology Center in the United States provided support to 65 clients through 17,000 analyses.

f)	Braskem’s Technology & Innovation Center (TIC) in Triunfo completed 15 years developing technologies that are used in dozens of countries, and even in space. Recently, astronauts aboard the International Space Station started printing tools using Green Polyethylene, an innovation that was developed at the T&I Center in Rio Grande do Sul. In the future, astronauts will be able to recycle their plastic waste in space. The reverse cycle, in which post-consumer plastic is reintroduced into the production chain to make new parts, is also a focus at the T&I Center, whose purpose includes boosting sustainability.

MANAGEMENT REPORT 2017

g)	3D Printing - this technique, which is experiencing rapid growth, enables the creation of solid objects from a digital model through layer-by-layer material addition, with potential benefits such as lighter parts, lower production costs, design freedom, customization and more. In this light, Braskem created a 3D Printing Research Program to develop new materials and solutions in chemistry and plastics, seeking to create value for our Clients and the entire value chain. The first step was the project Printing the Future, which enabled our Green PE technology to print objects in space. Now, Braskem is approving the first PP resin for use on industrial 3D printers in pellet form, produced by the German company Arburg. The low-contraction PP resin was launched at FormNext, the largest additive manufacturing trade fair in Europe, in November 2017. In parallel, Braskem filed 11 provisional patents to protect its industrial property, which represent the first steps in its pursuit of Global Leadership in Polyolefins for 3D Printing through its development of state-of-the-art polymers using proprietary technology.

h)	The transfer of UTEC technology, an ultra-high molecular weight polyethylene (UHMWPE), to La Porte, Texas. The technology, which originally was developed by Braskem at its Polyethylene plant in Bahia state, was transferred and is performing above expectation, with 20% higher production than initially expected.

5.           Investments13

Braskem’s units in Brazil, United States and Europe made investments in the aggregate amount of R$1,760 million, in line with the initial estimate for 2017.

Investments in the Brazilian units came in 3% below estimate, explained by the savings obtained on the acquisition of equipment, by the effects from the stronger BRL on expenses pegged to the USD and by changes to the project execution timetable.  In U.S. dollar, because of the difference in actual Brazilian real appreciation compared to expectations for the local exchange rate for the year, expenditures were 6% above the initial estimate.

Investments at the units in the United States and Europe were 41% above the projected amount in U.S. dollar, due to the unexpected investments made, such as the acquisition of freight cars to transport PP in the United States.

Considering the investment made in building the new polypropylene plant in the United States, of R$532 million, Braskem’s units aggregate investment in Brazil, United States and Europe was R$2,293 million.

13 Considers operating investment, maintenance shutdowns and acquisitions of spare parts.

MANAGEMENT REPORT 2017

Investments	R$ million				US$ million
	2017		2017e		2017		2017e
Corporates (ex-Braskem Idesa)
Brazil	1,576	90%	1,619	92%	492	90%	464	92%
Operating	1,337	85%	1,368	85%	418	85%	392	85%
Strategic	239	15%	251	15%	75	15%	72	15%
USA and Europe	184	10%	142	8%	57	10%	41	8%
Operating	133	72%	123	87%	41	72%	35	87%
Strategic	51	28%	19	13%	16	28%	5	13%
Total	1,760	100%	1,761	100%	550	100%	505	100%
Nova Planta PP EUA
Strategic	532	100%	-	0%	167	100%	-	0%
Total	532	100%	-	0%	167	100%	-	0%
Total
Operating	1,470	64%	1,491	85%	459	64%	428	85%
Strategic	823	36%	270	15%	258	36%	77	15%
Total	2,293	100%	1,761	100%	717	100%	505	100%

In the same period, Braskem Idesa made investments of R$22 million, 58% below the total estimated for the year, due to the optimization of the investment portfolio, which resulted in the postponement/cancellation of certain projects.

Investments		R$ million			US$ million
	2017		2017e		2017	2017e
Non-Corporates (Braskem Idesa)
Mexico
Operating	22	100%	53	100%	7 100%	15 100%
Total	22	100%	53	100%	7 100%	15 100%

▪  VALUE LEVERS

Diversification of the feedstock profile in Bahia

Consistent with the Company’s strategy to diversify its feedstock profile to improve its global competitiveness, in November 2017, its cracker in Bahia state began operating with greater flexibility, with the capacity to produce up to 15% of its ethylene using ethane as feedstock.

To supply the feedstock, the Company signed an agreement with an affiliate of Enterprise Products for the purchase of ethane imported from the United States. The agreement has a term of 10 years and prices based on the Mont Belvieu international price reference.

Investment of R$380 million was made in the technological adaptation of the Chemicals Unit in Camaçari, the interconnection pipeline and the adaptation of logistics infrastructure at the Aratu Port Terminal in Candeias.

New PP plant in the United States

Consistent with Braskem’s strategy to diversify its feedstock profile and to expand geographically in the Americas, strengthening its leadership in polypropylene production in the United States, the Board of Directors approved, on June 21, 2017, the project to build a new 450 kta polypropylene plant at its site in La Porte, Texas. The project’s startup is slated for the second quarter of 2020.

With investment approved of up to US$675 million, in 2017, Braskem already invested US$172 million, related to expenditures with detailed engineering and equipment purchases. In 2017, the project advanced 9%: 67% of engineering and 43% of purchases were completed, and also site preparation for construction and assembly of temporary facilities was started. Another highlight was the contracting of Linde Group to lead the project’s EPC and the selection of UNIPOL® technology, from Grace.

MANAGEMENT REPORT 2017

6.           Capital Markets and Investor Relations

On December 31, 2017, Braskem’s capital was R$8,043,222,080.50, divided into 797,257,604 shares, as shown in the following table. Its common shares, class “A" preferred shares and class “B" preferred shares are traded on the Sao Paulo Stock Exchange (B3) under the stock tickers “BRKM3,” “BRKM5” and “BRKM6,” respectively.

On the New York Stock Exchange (NYSE), its shares are traded through the Level III ADR Program under the ticker “BAK.” On the Madrid Stock Exchange, the Company’s shares are traded through the Latibex Program under the ticker “XBRK.”

OWNERSHIP STRUCTURE
SHAREHOLDERS	12/31/2017
	COMMON		PREFERRED CLASS "A"		PREFERRED CLASS "B"		TOTAL
	NUMBER	%	NUMBER	%	NUMBER	%	NUMBER	%
ODEBRECHT S.A.	226,334,623	50.11%	79,182,498	22.95%	0	0.00%	305,517,121	38.32%
PETROBRAS	212,426,952	47.03%	75,761,739	21.96%	0	0.00%	288,188,691	36.15%
ADR's	0	0.00%	56,088,424	16.26%	0	0.00%	56,088,424	7.04%
OUTROS	12,907,077	2.86%	132,743,203	38.48%	578,330	100.00%	146,228,610	18.34%
TREASURY	0	0.00%	1,234,758	0.36%	0	0.00%	1,234,758	0.15%

TOTAL	451,668,652	100.00%	345,010,622	100.00%	578,330	100%	797,257,604	100.00%

In 2017, there were no material changes in the ownership structure of the Company, such as capital increases, stock splits, reverse stock splits, bonus shares or capital reductions.

▪  B3 (Level I Corporate Governance) – BRKM5 and BRKM3 Stock Performance

In 2017, the Bovespa Index, the country’s benchmark stock index, maintained its trend of annual gains by advancing 26.9% from its level at the close of trading on December 29, 2016. The main factors contributing to this performance were an inflation rate below the central bank’s target for the year, the end of the recession, approval of the labor reform and the federal government’s privatization package.

Braskem’s common stock (BRKM3) ended the year quoted at R$43.50, an increase of 49% from the end of 2016. Braskem’s class "A" preferred shares (BRKM5) also appreciated from the close of 2016, by 29% to R$42.87. The gain in Braskem’s stock was influenced by: (i) investors’ expectations regarding the revision of the Shareholders Agreement; (ii) the delayed startup of new PE capacities in the United States, which should support higher spreads than initially expected; (iii) the discount in the Company’s stock price compared to its peers in the petrochemical industry; and (iv) the good operating and financial performance delivered in the year.

In the year, the highest one-day gain in BRKM3 shares and BRKM5 shares was 11.8% and 12%, respectively, in the trading session on October 30, 2017, driven by news reports that the Dutch company LyondellBasell had contacted the Company with a proposal to acquire its stock. The news was refuted by the Company through a response to the official letter sent by B3 dated October 31, 2017.

The largest one-day loss in BRKM3 shares was 6.7%, in the trading session on May 18, 2017. For BRKM5 shares, the largest single-day loss in the year was 4.1%, on January 30, 2017, after the release of a Material Fact notice announcing a purchase and sale agreement with Odebrecht Utilities S.A. (“Utilities”), through which Braskem undertook to purchase all shares held by Utilities in Cetrel S.A. (“Cetrel”), representing 63.7% of its total and voting capital.

BRKM3 shares registered average daily trading volume of R$111,000 in 2017, compared to R$155,000 in 2016, a reduction of 28%. The highest price in the year was R$50.58, on October 30, 2017, and the lowest was R$25.87, on May 18, 2017.

MANAGEMENT REPORT 2017

In the year, average daily financial trading volume in the preferred stock BRKM5 increased by 40% compared to 2016, from R$41 million to R$57.3 million. The highest price in the year was R$51.77, on October 30, 2017, and the lowest was R$29.56, on March 14, 2017.

For the 13th straight year, Braskem stock was included as a component of the Corporate Sustainability Index (ISE), placing it in a select group of companies composing the portfolio for the period from January to December 2018. Created by the B3 in partnership with capital market trade associations, the Getulio Vargas Foundation, Instituto Ethos and the Ministry of the Environment, the ISE reflects the return on a portfolio composed of stocks from companies with a recognized commitment to social responsibility and corporate sustainability and to promoting good practices in Brazil's corporate environment. The new ISE portfolio is formed by 33 stocks of 30 companies that represent 12 industries and total market capitalization of R$1.3 trillion, which corresponds to 41% of the total market capitalization of listed companies in Brazil.

▪  Level III ADR Program – New York Stock Exchange (BAK)

In 2017, the ADRs representing class “A" preferred shares gained 26% compared to 2017. The highest price in the year was US$31.64, on October 30, 2017, and the lowest was US$18.45, on May 18, 2017.

7.           Corporate Governance

Since the disclosure of a Public Commitment upon its creation on August 16, 2002, Braskem has reaffirmed its commitment to align the interests of all of its shareholders, its commitment to ethics, competitiveness and excellence in all actions to assure better returns for shareholders, while adding value to its assets and remunerating its capital.

Guided by this vision, Braskem adopts a management model based on recognized corporate governance practices to ensure its proper functioning. In addition to the Board of Directors and to the Audit Board with the expanded powers envisioned by the Sarbanes-Oxley Act, the Company has four Standing Committees to support the Board of Directors (Compliance Committee, Finance and Investment Committee, Strategy and Communication Committee and People and Organization Committee). The basic function of the Support Committees is to advise the Board of Directors on pre-established matters.

The evolution in government legislation around the world, especially in anti-corruption laws with extraterritorial effectiveness, and their application by regulatory and judicial bodies, has demonstrated the importance of constantly reviewing our policies and other business documents that guide the conduct of our Team Members and serve as the foundation for internal and external relations, with a view to ensuring that Braskem’s business activities are conducted lawfully and with independence and integrity.

This led the Board of Directors to create, in 2016, the Compliance Committee; approve the Compliance Policy for Acting with Ethics, Integrity and Transparency; and strengthen its Compliance department. The creation of Braskem’s Compliance Committee to support the Board of Directors and the committee’s direct link with the Compliance department strengthen the conditions for the Compliance system to be effectively implemented throughout the Company.

Another noteworthy advance in 2017 was the increase to six in the number of independent directors on the Board of Directors.

Braskem’s key corporate governance practices follow:

▪	Listing on the Level 1 Corporate Governance segment of the B3 (special listing segment for companies on the B3) since February 13, 2003.
▪	Braskem also complies with other requirements for listing on the Level 2 Corporate Governance and Novo Mercado listing segments of the B3, such as: (i) 100% tag-along rights for all Braskem shareholders in the event of transfer of control; (ii) Reporting of financial statements in accordance with international standards; and (iii) a Board of Directors formed by at least five members with a unified term of up to two years, who are eligible for reelection, as well as by independent board members.

MANAGEMENT REPORT 2017

▪	An Audit Board with the expanded powers envisioned by the Sarbanes-Oxley Act, particularly: monitoring and analyzing the process for engaging independent auditors and advising the Board of Directors on their selection and compensation; (ii) approving the Annual List of Pre-Approved Services that can be rendered in any fiscal year by the independent auditors; (iii) analyzing the Recommendations Report drafted by the independent auditors and the reports on internal controls; and (iv) supervising the work of the independent auditors and discussing the scope of the audit services to be developed, among other things.

▪	In 2017, it created the Integration Program for Directors, through which the Business Leader and the Chief Compliance officers present to new Directors, upon their election, the overall vision of the Company and its Governance and Compliance practices.

▪	Various Corporate Policies, which include the following: Compliance Policy for Acting Ethically, with Integrity and Transparency; Investment Policy; Financial Management Policy; Securities Trading Policy; Social Responsibility Policy, Insurance and Guarantees Policy; Compensation Policy; and Heath, Environment and Safety Policy.

▪	Braskem’s Code of Conduct, which is valid globally, establishes the values, principles and practices that guide its corporate conduct.
▪	Ethics Committee working jointly with the Compliance Committee to register, handle, recommend and/or make decisions to resolve reports received through the Ethics Line, which is an exclusive, confidential communication channel for Team Members, Suppliers, Third Parties, Clients and other stakeholders to securely and responsibility contribute information to maintain a safe, ethical, transparent and productive corporate environment.

▪	Private information systems for the Board of Directors and its Support Committees and the Audit Board. Through the Braskem Corporate Governance Portal, directors can access the information that they need to perform their roles and responsibilities, and ensure security, transparency, fairness and timely resolution of any issues.

▪	The Braskem Director Manual, which supports the exercise of the duties of the directors, compiles in a single volume the main documents that guide Braskem's corporate governance and serves as the basis for the activities of the members of the Board of Directors, its Advisory Committees and the Audit Board.

▪	Structured process for managing all of Braskem’s guidance documentation, through which it describes, registers and disseminates the corporate decisions, rules and guidelines of fundamental importance for supporting the work of its Team Members.

▪  External Audit

In accordance with CVM Instruction 381/03, the Company and its subsidiaries consult with the audit firm KPMG Auditores Independentes (KPMG) as a formal procedure to ensure that the rendering of other services does not affect the independence and objectivity required to perform its role as an independent auditor.  The Company’s policy for engaging independent auditors to perform services unrelated to the external audit is based on principles that preserve the independence of audit professionals. In accordance with internationally accepted standards, these principles are: (a) auditors may not audit their own work; (b) auditors may not exercise a management function at the audited firm; and (c) auditors may not promote the interests of their clients.

During the fiscal year ended Dec. 31, 2017, the external audit firm provided a total of R$1,876 thousand in services not related to its external audit, including: (i) a review of the sustainability content of the annual report and greenhouse gas inventory; and (ii) a compliance review of the calculation and use of tax credits, income tax and transfer price of the overseas subsidiary, research and development and expatriates. This amount corresponds to around 35% of the fees paid to the audit firm.

MANAGEMENT REPORT 2017

The independent auditor has declared that it rendered the aforementioned services in strict accordance with the accounting standards addressing the independence of independent auditors conducting audits and that they do not represent a situation that could compromise the independence or objectivity required to perform the audit services provided to Braskem and its subsidiaries.

8.           Sustainability

In 2017, Braskem continued to focus its efforts on strengthening its contribution to sustainable development, which centered on its Belief & Purpose and on the Ten Macro Goals in three Strategic Pillars.

In the pillar of increasingly sustainable processes, significant advances were made in the macro goals of climate change, water and energy efficiency.

Braskem registered an 18% decrease in the intensity of its greenhouse gas emissions between 2009 and 2016, which is in line with the target set and was subjected to third-party verification (KPMG).  Braskem’s avoided emissions amounted to 5.3 million tons of CO2, equivalent to the planting of 35 million trees.  The Company also was named, for the second straight year, a Climate leader by the Carbon Disclosure Project CDP Latin America, and became the first Brazilian company to be included on the "A" List of CDP Investor.

Over the past two years, Braskem analyzed the risk of water scarcity in 8 watersheds, with 4 of these studies concluded in 2017. The studies enabled the mapping of operations located in areas of potential risk of water scarcity today and through 2040. This made it possible to plan the best way for addressing the risks and opportunities identified and for expanding the benefits to the value chain (clients and suppliers). The percentage of water reused exceeded the goal of 25% set for 2020, and for the first time Braskem was named an “A” List company in the CDP’s Water ranking, which recognizes the world’s best publicly traded corporations in managing the use of water resources. Braskem was the only Brazilian company to achieve the top score in CDP's Water ranking, consolidating its position as a reference in the management of water resources and recognizing its contributions to the transition towards a low-carbon economy. Braskem is part of a select group of 1% of companies around the world featured in the “A” List of CDP Climate and CDP Water, in 2017.

In the pillar increasingly sustainable products, the highlights were the initiatives and results obtained in the macro goals of Renewable Resources, Energy Efficiency, Climate Change and Post-Consumer Waste.

Braskem once again was named one of the 50 Hottest Companies in the Advanced Bioeconomy 2017 by Biofuels Digest, the world’s most widely read biofuels website. The ranking was compiled based on the evaluations of international industry experts, voting by the publication's subscribers and, this year for the first time, the possibility of voting on social networks. Braskem rose 4 places in the ranking to end 2017 in 36th place.

Braskem’s EVA resin was awarded in Europe for its efficiency and environmental performance. The European Award for Innovation in Plastics is widely recognized in the European market and honors companies that develop or produce polymers, additives and plastic components.

Regarding the Wecycle Platform, Braskem created in 2017 the Recycling & Wecycle Platform area, which aims to consolidate actions and leverage initiatives, businesses and sustainable solutions related to the circular economy for plastics, especially recycling. Created in 2015, the Wecycle platform will continue to be used to foster businesses and initiatives that value plastic waste and the development of solutions, products and processes that involve plastic recycling, among which we highlight the following:

▪	Packaging for the stain remover Tira Manchas Qualitá, developed in partnership with Pão de Açúcar, was one of the winning projects of the 11th edition of the Great Packaging Case Studies Award of the Brazilian Packaging Association (ABRE). Thirty-one projects were recognized at the awards ceremony, which was attended by 500 professionals representing the packaging value chain.

MANAGEMENT REPORT 2017

▪	The Wecycle resin supported the creation of a new bicycle concept, which is the result of 12 years of research and of investment of some R$5 million by Muzzicycle. The bicycle frame contains around three kilograms of plastic, of which 30% has been recycled.

▪	Braskem joined forces with the companies Martiplast, a producer of housewares, and Leroy Merlin, one of the largest construction materials chains, to offer consumers organizing boxes made of 100%-recycled plastic (polypropylene), which came from big bags previously used by the company to transport and move its resins.

In the pillar solutions for a more sustainable life, the highlights are the initiatives and results obtained in the macro goals Local Development, Development of Solutions and Strengthening Practices.

With Braskem’s support, the Hospital Technical Committee of the Brazilian Association of Nonwovens and Technical Fabric Manufacturers (ABINT) worked on the review of the standard ABNT NBR 16064 – which establishes requirements for the manufacture and processing of textile products for the healthcare industry to ensure increased safety during hospital procedures for both patients and surgery teams – seeking not only to specify the materials to be used in producing the kits, but also to establish performance and quality criteria for these products. From 2011 to 2017, Braskem concluded 78 Life Cycle Assessments (LFA), which comprised 55 full assessments and 23 screenings. In 2017, it completed 14 full assessments and 10 simplified ones, and started another 9 that currently are ongoing.

The Brazilian Business Network for Life Cycle Assessment, created 4 years ago and led by Braskem, is currently formed by 55 institutions, which include 23 companies, 22 academic institutions, consulting firms, research centers, trade associations and other strategic partners.

In 2017, the LCA network became a legal person as a civil society organization (OSC), which will enable it to attract more members and to aspire to even more ambitious projects.

Braskem is spearheading implementation of the “Lower Losses, More Water Movement" jointly with the water utility SANASA. In 2017, the Trata Brasil Institute published the study “Water distribution losses as an aggravator of the vulnerability of watersheds,” which shows that current and future water loss levels represent a risk to access to water by all users of watersheds, since they increase the imbalance between water supply and demand, especially the industrial sector.

Regarding the strengthening of practices, Braskem was included for the 13th straight year in the Corporate Sustainability Index of the São Paulo Stock Exchange (B3), it also maintained its Gold ranking as a supplier to its clients, according to the Ecovadis platform. Braskem is ranked by the platform among the top 3% in best performance in the chemical industry. The platform’s goal is to develop social responsibility practices among companies by drawing on their influence in global supply chains.

9.           HES

In 2017, Braskem continued to make progress in its management of Health, Environment and Safety (HES) and, in keeping with its culture of prevention through discipline, continued to prioritize aspects of Process Safety, in line with the Integrated Health, Environment and Safety System (SEMPRE), by conducting audits and critical analyses.

The Recordable and Lost-Time Injury Frequency Rate per million man-hours worked, considering both Team Members and Partners, was 1.03, while the Lost-Time Injury Frequency Rate per million man-hours worked, also considering Team Members and Partners, was 0.34. Given these results and its focus on continually improving its processes, Braskem developed a plan to strengthen human reliability aspects and turnaround this performance in 2017.

MANAGEMENT REPORT 2017

Regarding Process Safety (SEPRO), in 2017, the Company focused on critical analyses of near misses, seeking to learn how to prevent and minimize risks in scenarios of greater significance. The rate of Tier 1 incidents per million hours worked was 0.17, down 35% from the previous year and in line with the Company’s expectations and with the average of the six companies in the global chemicals industry considered references in safety.

In Logistics Process Safety, progress was made in the structured risk assessment program, which involved six new products whose operations are classified as medium risk by Braskem, based on the volumes transported and the hazard level. All medium- and high-risk products were assessed, which involved 23 products and analyses of 597 routes, 23 freight companies, 6 loading/unloading areas, the configurations of road equipment and 12 vessels that transport these products. Specific HES inspections also were carried out at 9 maritime terminals used by Braskem, which were based on international standards, such as those from the Chemical Distribution Institute (CDI-t), with the aim of identifying risks and establishing control barriers.

In the area of Chemical Safety, Braskem updated and made available to stakeholders all of its Emergency Datasheets, in accordance with the new Brazilian legislation, and also improved the Chemical Product Safety Information Records (FISPQ) for the products it produces and sells, in accordance with international legislation. Braskem, in partnership with the Brazilian Chemical Manufacturers' Association (ABIQUIM), works with the International Council of Chemical Associations (ICCA) to promote the recognition and awareness of risks and benefits to both people and the environment resulting from the use of chemical products.

In Health and Hygiene Management, Braskem organized various initiatives to raise awareness on disease prevention and improving the quality of life of all Team Members and their families. The Company also implemented improvement projects supported by capital expenditures at certain plants to further reduce any exposure to occupational hazard agents, in accordance with international standards, with the control measures adopting statistical measurements and monitoring activities.

With regard to the Environment, in 2017, Braskem made progress on various actions that culminated in improvements in most of its indicators:

▪  Wastewater generation (1.06 m³/t): reduction of 74% compared to 2016, considered the best result ever achieved by Braskem for the third straight year;

MANAGEMENT REPORT 2017

▪  Solid, liquid and viscous waste generation (2.13 kg/t): improvement of 1% from 2016;

▪  Energy consumption (10.61 GJ/t): increase of 3.4% from 2016, explained by the Mexico Complex, which is now part of Braskem’s eco-indicators;

▪  Water consumption (3.98 m³/t): increase of 1% compared to 2016, also influenced by the integration of the Mexico Complex into Braskem’s eco-indicators.

In its management of greenhouse gas14 (GHG) emissions, Braskem concluded its emissions inventory for 2017, which considers its activities in 2016 and encompasses all of its industrial plants and offices. The Company became the first in the Brazilian industry to disclose its plan for adapting to the Climate Change in the Report of the Ministry of Environment; was recognized by the Carbon Disclosure Project (CDP) as an “A List” company in climate and water management; and was recognized as the first petrochemical company to prepare for the low-carbon economy, according to the study Catalyst for Change.

Direct emissions (scope 1) amounted to 10,726,798 tCO2e, indirect emissions (scope 2) amounted to 1,038,323 tCO2e and other indirect emissions (scope 3) amounted to 18,721,059 tCO2e. The intensity of these emissions reached 0.641 tCO2e/t, which represents a reduction of approximately 9% from 2009 to 2015; the Company's goal is to reach 0.6 tCO2e/t of product produced by 2020.

10.        Social Responsibility

At Braskem, the commitment to developing local communities is firmly rooted as well as formalized through a Public Commitment undertaken by the Company upon its incorporation, in 2002, and through its corporate philosophy, which establishes social responsibility as one of its five basic tenets.

Braskem’s Social Action Strategy, which was formulated to guide these efforts, establishes the following guiding causes: (i) driving human development; and (ii) fostering social and environmental development through chemistry and plastics.

Braskem’s social investment in social, environmental and cultural projects in Brazil amounted to around R$16 million, of which R$12.9 million was invested directly and R$3 million through the use of federal tax-incentive laws. In addition to the investment made directly by Braskem, the PSI projects also raised over R$2 million through external partners.

In the United States and Germany, Braskem invested over R$1 million and in donations, which benefitted over 45 organizations and programs focusing primarily on the benefits of plastics for people’s lives and in the fields of science, technologies, engineering and mathematics. The amounts invested were complemented by hundreds of hours of volunteer work in local communities by Braskem Team Members. In Mexico, social investment in 2017 amounted to around R$388,000 in production projects in communities neighboring the industrial site that focus on creating jobs and boosting income, such as supporting cooperatives for raising tilapia, producing cleaning products and making uniforms for use in the complex. In addition, around R$340,000 in external funds was raised from Instituto Nacional del Emprendedor.

In 2017, this strategy was realized mainly through 12 Private Social Investment investments and the completion of Braskem’s 1st Global Volunteer Program. The highlights included:

Braskem Labs Scale: program to encourage entrepreneurs to develop innovative solutions that improve people's lives through plastics and chemistry. Working in partnership with ACE, the program held its third edition in 2017, in which 10 companies were accelerated, which included two working in a special category focusing on eradicating the mosquito Aedes aegypti. The program involved over 40 Braskem Leaders and Team Members, organized several training sessions and culminated in Demo Day, when the

MANAGEMENT REPORT 2017

entrepreneurs presented their solutions to an audience of 180 investors, mentors and Braskem partners and clients. After four months of acceleration, some of the main results obtained included: (i) new business deals generated for 50% of participants; (ii) over 60% of companies received or are in the process of receiving investments this year; and (iii) 100% of the entrepreneurs said the program helped them grow.

Ser + realizador: active in all states where Braskem has operations, the initiative fosters the social inclusion of recyclable-material collectors and increases the percentage of post-consumer waste recycled in Brazil, which helps to improve the efficiency of the recycling production chain. By investing in equipment and infrastructure at picking centers, offering personalized training and guidance services, the recyclable waste collectors were able to boost their productivity and income levels. Another highlight of the program is the support for developing and executing strategies for managing post-consumer solid waste at the municipal level in the cities of Porto Alegre and Salvador and in the ABC region of Greater São Paulo, working in alignment with the National Solid Waste Policy. In 2017, the project benefitted over 1,278 collectors and the 35 cooperates supported sent more than 14,000 tons of solid waste for recycling. Another achievement in 2017 was the hiring of the organization Mãos Verdes as the program’s national manager.

14 Includes the gases CO2 (carbon dioxide), CH4 (methane), N2O (nitrous oxide) and HFC 134 (hydrofluorocarbon, refrigerant fluid).

Fábrica de Florestas Institute: project in the states of Bahia, São Paulo and Rio de Janeiro that works to expand, recover and maintain green areas through integrated environmental education.  The project is developed with local communities, which receive training on how to collect seeds, produce and plant native seedlings and maintain planted areas. The project offers guided tours of its Nursery Schools to students in public and private schools. In 2017, the Environmental Education Program (PEA) conducted at the ecological reserve Eco Parque Sauipe was recognized by the Respect for the Environment Award, which was conferred by Educandário Pinto de Souza in a ceremony held at the Caetano Veloso Theatre (UNEB/BA).

Edukatu: online learning network that promotes the exchange of knowledge and conscientious consumerism and sustainability among teachers and students in elementary and middle schools nationwide through a free and voluntary platform. The project makes available the latest educational content on topics such as climate change and waste management in fun formats and adopts language that appeals to its target public (apps, videos, infographics, games and class plants). In 2017, Edukatu engaged more than 28,000 people. Furthermore, the network’s website surpassed 2.6 million views and was cited in nearly 700 articles in the media.

Braskem Global Volunteer Program: pilot project that registered the participation of 354 Team Members and 497 guests, for a total of 851 volunteers. A total of 1,222 volunteer initiatives were conducted at NGOs located in neighboring communities. The actions were based on Braskem’s 10 Sustainable Development Macro Goals. The pilot program, which adopted a game format, lasted two months, during which Team Members were able to use their work hours to do volunteer work. The program registered a total of 4,550 hours of volunteer work.

11.        People Development

Developing and attracting people to support Braskem’s planned growth is the core strategy of the People & Organization department. During 2017, Braskem invested in various programs focused on integrating, developing and training Team Members and on preparing and developing Leaders.

The main metric monitored by the Company is voluntary turnover, which stood at 1.6% globally, the lowest level in 4 years. In Brazil, this rate was 1.1%, the lowest rate since 2009. Among Leaders, the voluntary turnover rate in 2017 was 1.60%, compared to 1.98% in 2016.

To attract young professionals, Braskem maintained close relations with student organizations in order to strengthen its positioning as a company with the capacity to attract young talent. Braskem (i) participated in three university fairs in Rio de Janeiro, Salvador and Rio Grande do Sul to strengthen its relationship with university students and reinforce its brand; (ii) hosted Immersion Week for approximately 40 students from the Business Administration program at  the Getúlio Vargas Foundation (FGV), which

MANAGEMENT REPORT 2017

included visits to plants and lectures; and (iii) conducted a project in partnership with the business school Insper, in which five students developed a project in Braskem’s Investor Relations area.

The university and vocational internship programs received a total of 26,424 applications in 2017. The number of applicants meeting the profile for university internship grew 9% from the previous year, while the number of applicants to the program grew 25% on the previous year, demonstrating the Company’s appeal to these stakeholders. In the United States, Braskem formed a group with 21 young partners and 9 participants in the vacation internship program. In Mexico, 41 new interns were hired.

As part of the ongoing educational and development process, the Production Worker Training Program hired 92 new team members. Six sessions were conducted under the Forging Ties Program (SENAI), which supported visits by 135 students and over 5,000 participations in educational actions, which included seminars, technical forums and e-learning courses. Three classes completed the Technical Competencies Development Program (PDCT) for the Maintenance teams, with 96 Team Members graduating. Furthermore, in partnership with National Industrial Training Service (SENAI) in states where Braskem has industrial sites in Brazil, 11 classes of the technical course in petrochemicals were opened, offering content that is aligned with the industry’s needs and designed to effectively prepare new industrial workers in chemical and petrochemical processes. Also in 2017, we launched the Competencies Development Program (CDP) for the engineering teams, in partnership with the COPPE Graduate School of Business at UFRJ, with the participation of 60 junior and associate engineers from the Production/Process and Maintenance Engineering areas.

As part of its strategy to develop Leaders, Braskem adopts the Leadership Paths, which is a set of programs structured in accordance with the Leader’s development stage. This year, 84 leaders graduated and another 57 began their development through the Educator Leader Development Program, which focused on professionals in their first or second leadership stages. In the United States, 72 leaders in the first two leadership stages graduated from their development programs.

In 2017, another round of the People & Succession Planning process was held focusing on Leaders, with the goal of ensuring succession planning for the Company's strategic positions. A total of 691 Leaders were evaluated in Brazil, Mexico, United States and Europe. Individual Development Plans are then formulated based on the evaluations. To support Leader development planning process, an assessment was conducted with 73 Officers and VPs from all sites.

To help disseminate and strengthen the practice of the corporate culture, various initiatives were carried out in which 2,288 people participated from all countries where Braskem has operations. In addition to on-site programs, Braskem offers develop opportunities through distance learning in two environments: the Leader Self-development Platform and the Learning Management System (LMS) Platform. The Leader Self-Development Platform offers videos, e-learning courses and action scripts aimed at developing the culture competencies. In all, 1,189 Leaders registered, with an engagement rate of 38%. In all, 52 New Leaders concluded the path and another 67 started the program during 2017.

Braskem has been striving to become a more inclusive and welcoming company that offers equal opportunities to everyone through the Diversity & Inclusion Program. In addition to actions developed transversally that address the topic from all angles, initiatives are based on four different work fronts to promote inclusion and empower historical minorities: Gender Equity, Lesbian, Gay, Bisexual & Transgender (LGBT), Race & Ethnicity, Social & Economic Group and Persons with Disabilities.

In Brazil, the Company focused on actions to raise awareness and foster engagement in the topic. Training sessions were conducted with the People & Organization, Communication, Marketing and Sustainable Development teams, and Diversity & Inclusion were incorporated into the Leadership development programs and in the internship and recent graduate programs. Braskem also organized the Braskem Forum on Diversity & Inclusion in all regions of Brazil, which featured dialogues on the topic in which Team Members from across Brazil participated. Furthermore, the announcement of an open dress code for all administrative areas at Braskem was well received by Team Members.

To promote Team Members’ participation in building a more respectful and inclusive environment, the company launched the Diversity & Inclusion Working Groups, which are formed by 90 Team Members

MANAGEMENT REPORT 2017

divided into three groups: gender, race and LGBT. The groups’ purpose is to create a collaborative workplace in which each Team Member can help develop actions under the Diversity & Inclusion Program.

In 2017, Braskem continued its partnership with UN Women, which supports the development of initiatives targeting the supply chain and actions in local communities. In the United States and Mexico, the debate culminated with planning for the launch of actions under the Diversity & Inclusion Program.

Braskem's continued success depends largely on its capacity to attract, engage and develop knowledgeable people in all areas. The world and the labor market are undergoing technological and social transformations that in the future will impact people’s relationship with work and the business environment. To be prepared for these changes, in 2017, Braskem constructed the Employee Value Proposition (EVP®). The Value Proposition is a set of attributes that sheds light on what Braskem offers to its current and future Team Members. These attributes are related to various aspects of their relationship with the company, such as: the organization’s culture and purpose, career advancement and development opportunities, and recognition and compensation practices. The EVP® was constructed in partnership with BCG and featured the participation of Business Leaders and Leaders from the P&O, Marketing and Communications teams in all regions. The project began with an internal and external diagnosis. Activities included benchmarking 17 companies, conducting interviews with 25 Braskem Leaders, conducting an online survey with a 65% global response rate, and internal and external focus groups in which some 300 people participated. Based on the diagnosis, on the Company’s Culture and on the Business Strategy, the Value Proposition was constructed. The EVP® describes the company that Braskem aspires to become for its people and sets the course for improvements in the Company’s processes and practices to become people’s first choice today and in the future. Based on the EVP, the Company will review its internal practices to ensure Team Member’s satisfaction and engagement and to attract new candidates.

MANAGEMENT REPORT 2017

APPENDIX I

Consolidated Statement of Operations
Income Statement (R$ million)	2017	2016	Change
CONSOLIDATED	(A)	(B)	(A)/(B)
Gross Revenue	58,281	55,378	5%
Net Revenue	49,261	47,664	3%
Cost of Good Sold	(36,401)	(34,986)	4%
Gross Profit	12,860	12,678	1%
Selling Expenses	(1,460)	(1,404)	4%
General and Administrative Expenses	(1,434)	(1,287)	11%
Expenses with Research and Technology	(167)	(162)	3%
Other Net Income (expenses)	(479)	(3,904)	-88%
Investment in Subsidiary and Associated Companies	40	30	33%
Operating Profit Before Financial Result	9,359	5,951	57%
Net Financial Result	(3,942)	(6,091)	-35%
Profit Before Tax and Social Contribution	5,417	(140)	-
Income Tax / Social Contribution	(1,292)	(616)	110%
Discontinued operations result	9	27	-67%
Net Profit (Loss)	4,133	(729)	-
Attributable to
Company's shareholders	4,083	(411)	-
Non-controlling interest in Braskem Idesa	50	(318)	-

APPENDIX II

Calculation of Consolidated EBITDA
EBITDA Statement R$ million	2017	2016	Change
CONSOLIDATED	(A)	(B)	(A)/(B)
Net Profit	4,133	(729)	-
Income Tax / Social Contribution	1,292	616	110%
Financial Result	3,942	6,091	-35%
Depreciation, amortization and depletion	2,929	2,678	9%
Cost	2,766	2,519	10%
Expenses	163	159	2%
Basic EBITDA	12,297	8,656	42%
Provisions for the impairment of long-lived assets (i)	77	(23)	-
Result with discontinued operations (ii)	-	11	-
Results from equity investments (iii)	(40)	(30)	33%
Adjusted EBITDA	12,334	11,507	7%
EBITDA Margin	25.0%	24.1%	1 p.p.
Adjusted EBITDA US$ million	3,872	3,304	17%
(i) Represents the accrual and reversal of provisions for the impairment of long-lived assets (investments, property, plant and equipment and intangible assets) that were adjusted to form EBITDA, since there is no expectation of their financial realization and if in fact realized they would be duly recorded on the statement of operations.
(ii) Corresponds to the results of quantiQ and IQAG.
(iii) Corresponds to the results from equity investments in associated companies and joint ventures.

MANAGEMENT REPORT 2017

APPENDIX III

Consolidated Balance Sheet

ASSETS (R$ million)	Dec-17	Dec-16	Change
	(A)	(B)	(A)/(B)
Current	17,992	16,426	10%
Cash and Cash Equivalents	3,775	6,702	-44%
Marketable Securities/Held for Trading	2,303	1,190	93%
Accounts Receivable	3,281	1,634	101%
Inventories	6,847	5,238	31%
Recoverable Taxes	1,349	1,356	0%
Dividends and Interest on Equity	11	15	-28%
Prepaid Expenses	134	102	32%
Related parties	0	0	n.a.
Derivatives operations	4	8	-55%
Other Assets	288	181	59%
Assets held for sale	-	360	n.a.
Non Current	35,349	35,566	-1%
Marketable Securities/ Held-to-Maturity	10	0	n.a.
Accounts Receivable	37	70	-47%
Advances to suppliers	46	62	-24%
Taxes Recoverable	1,024	1,088	-6%
Deferred Income Tax and Social Contribution	1,166	1,653	-29%
Compulsory Deposits and Escrow Accounts	290	233	24%
Related parties	0	0	n.a.
Insurance claims	40	51	-21%
Derivatives operations	33	29	11%
Other Assets	113	141	-20%
Investments	101	92	10%
Property, Plant and Equipament	29,762	29,337	1%
Intangible Assets	2,727	2,809	-3%
Total Assets	53,342	52,352	2%
LIABILITIES AND SHAREHOLDERS' EQUITY (R$ million)	Dec-17	Dec-16	Change
	(A)	(B)	(A)/(B)
Current	19,138	23,568	-19%
Suppliers	5,266	6,545	-20%
Financing*	1,185	2,594	-54%
Braskem Idesa Financing*	9,691	10,438	-7%
Derivatives operations	7	29	-76%
Salary and Payroll Charges	631	562	12%
Taxes Payable	1,261	1,154	9%
Dividends	4	3	25%
Advances from Customers	353	203	74%
Leniency Agreement	257	1,354	-81%
Sundry Provisions	179	113	58%
Accounts payable to related parties	0	0	n.a.
Other payables	277	476	-42%
Debentures	27	0	n.a.
Non Current Liabilities Held for Sale	-	95	-100%
Non Current	28,513	27,063	5%
Suppliers	260	202	29%
Financing*	22,177	20,737	7%
Debentures	286	0	n.a.
Derivatives operations	0	861	-100%
Taxes Payable	53	24	119%
Accounts payable to related parties	0	0	n.a.
Loan to non-controlling shareholders of Braskem Idesa	1,757	1,621	8%
Deferred Income Tax and Social Contribution	940	511	84%
Post-employment Benefit	194	162	20%
Provision for losses on subsidiaries	0	0	n.a.
Advances from Customers	0	163	-100%
Contingencies	1,093	985	11%
Leniency Agreement	1,372	1,499	-8%
Sundry Provisions	235	206	14%
Other payables	148	93	60%
Shareholders' Equity	5,690	1,721	231%
Capital	8,043	8,043	0%
Capital Reserve	232	232	0%
Profit Reserves	3,946	835	373%
Equity Valuation Adjustments**	-5,654	-6,322	-11%
Treasury Shares	-50	-50	0%
Retained Earnings	0	0	n.a.
Company's Shareholders	6,518	2,739	138%
Non Controlling Interest on Braskem Idesa	(828)	(1,018)	-19%
Total Liabilities and Shareholders' Equity	53,342	52,352	2%

* On the reporting date of the quarterly financial statements for the period ended December 31, 2017, Braskem was in un-remedied default with the obligations typical of project finance. As a result, the entire balance of non-current liabilities, in the amount of R$8,700 million, was reclassified to current liabilities, in accordance with CPC 26 and its corresponding accounting standard IAS 1 (Presentation of Financial Statements).

In accordance with the aforementioned accounting standards, reclassification is required in situations in which the breach of certain contractual obligations entitles creditors to request the prepayment of obligations in the short term. In this context, note that none of the creditors requested said prepayment of obligations and that Braskem Idesa has been settling its debt service obligations in accordance with their original maturity schedule. Furthermore, Braskem Idesa has been negotiating approval of such breaches with its creditors in order to reclassify the entire amount reclassified from current liabilities back to non-current liabilities.

** Includes exchange variation of financial liabilities designated for hedge accounting.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.